

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
Mr. Donald A. Merril
Chief Financial Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive
Suite 300
Frederick, MD 21701

Re: **U.S. Silica Holdings, Inc.**
Form 10-K for the Year Ended December 31, 2013
Filed February 26, 2014
Response dated April 25, 2014
File No. 001-35416

Dear Mr. Merril:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations, page 66

Cost of Goods Sold, page 67

1.   We note your response to comment 1 to our letter dated April 11, 2014 indicates that you do not separately track transportation revenues and costs specifically related to transload sales. Although we understand that the specific revenues and costs related to these sales

may not be tracked, we note from statements made in recent earnings calls indicate that information about total sales generated from transloads is available. For example, in your fourth quarter 2013 earnings call, you indicate that sales through transloads grew from 5% of your oil and gas volumes to 60% in a two year period. During your first quarter 2014 earnings call, you also state that "70% of sales are occurring in basin via transloads." As an increasingly significant portion of your revenues are being generated from transloads, please confirm that you will expand your disclosure in future filings to quantify the amount or percentage of revenues being generated from this channel and that this trend is adequately discussed in management's discussion and analysis to comply with Item 303(a)(3) of Regulation S-K. Please provide a draft of your proposed disclosures in your response.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining